# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Thryv Holdings, Inc., CIK 0001556739
CUSIP: 886029206
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2200 WEST AIRFIELD DRIVE, P.O. BOX 619810, D/FW AIRPORT, Texas (TX), 75261
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-22-000232
Filed by CIK 0001035674

## Reporting persons
- PAULSON & CO. INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,280,000; shared voting power 0; sole dispositive power 4,280,000; shared dispositive power 0; aggregate amount beneficially owned 4,280,000 (9.98% of the class)

## Item 1. Issuer
Name of issuer: Thryv Holdings, Inc.
Address of issuer's principal executive offices: 2200 WEST AIRFIELD DRIVE, P.O. BOX 619810, D/FW AIRPORT, Texas, 75261

## Item 2. Person Filing
Name of person filing: Paulson & Co. Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: 1133 Avenue of the Americas, New York, NY 10036
Citizenship: Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,280,000
Percent of class: 9.98
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: 4,280,000 (See Note 1)
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 4,280,000 (See Note 1)
Shared power to dispose or to direct the disposition:
Shared power to dispose or to direct the disposition of: 0

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 42,902,076 shares of Common Stock outstanding as of November 12, 2024, which is the sum of (i) 42,044,826 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securites and Exchange Commission on November 7, 2024; and (ii) 857,250 shares of Common Stock issued by the Issuer on November 12, 2024, as disclsoed in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 12, 2024.

Note 1: Paulson & Co. Inc. ("Paulson") and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the "Funds"). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Paulson disclaims beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this schedule are owned by Paulson's advisory clients, none of which to Paulson's knowledge owns more than 5% of the class. Paulson itself disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (02/14/2025)